SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number 1-14379

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

CONVERGYS CORPORATION

201 East Fourth Street

Cincinnati, Ohio 45202

Convergys Corporation Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

The Convergys Corporation Compensation and Benefits Committee

We have audited the accompanying statements of net assets available for benefits of the Convergys Corporation Retirement and Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cincinnati, Ohio

June 29, 2011

Convergys Corporation Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments, at fair value	$423,228,829	$392,639,733

Receivables:
Participant contributions	1,076,729	1,257,455
Employer contributions	588,741	708,169
Notes receivable from participants	11,037,790	11,871,585

Net assets reflecting investments, at fair value	435,932,089	406,476,942
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(281,577)	676,348

Net assets available for benefits	$435,650,512	$407,153,290

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2010	2009
Additions:
Participant contributions	$26,552,859	$31,759,575
Employer contributions	15,020,195	17,780,137
Rollover contributions	1,185,236	2,134,682
Dividend and other income	7,662,513	6,967,379
Net appreciation in fair market value of investments	47,419,784	83,720,796
Interest income on notes receivable from participants	571,316	702,149

Total additions	98,411,903	143,064,718

Deductions:
Benefits paid to participants	69,776,711	35,909,227
Administrative expenses	137,970	174,323

Total deductions	69,914,681	36,083,550

Net change in plan assets	28,497,222	106,981,168
Net assets available for benefits at beginning of year	407,153,290	300,172,122

Net assets available for benefits at end of year	$435,650,512	$407,153,290

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

1. Description of Plan

The following description of the Convergys Corporation Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions. Convergys Corporation (CVG or the Company) is the Plan Sponsor.

General

The Plan is a defined contribution plan available to all eligible employees who are 21 years of age or older of CVG and related companies including Convergys Information Management Inc., Convergys Customer Management Inc., and Convergys Human Resource Management Inc., each individually a “Participating Company.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The CVG Employee Benefits Committee (the Committee) is responsible for the general administration of the Plan. Fidelity Management Trust Company (FMTC) is the trustee of, and recordkeeper for, the Plan.

Contributions

Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the Plan and set by the Committee. Participants may also roll over qualified distributions from other defined benefit or defined contribution plans. Each participant has the discretion to choose from a variety of mutual funds and individual stocks offered under the standard investment plan. Participants also have the option to create a self-directed brokerage account and invest their contributions in securities not offered under the standard investment plan. The self-directed brokerage account allows plan participants to invest in a wide array of securities beyond those offered under the standard plan offering. On April 1, 2008, the Plan was amended to allow CVG to contribute an employer match equal to 100% of the first 5% of eligible compensation deferred by the participant, provided that the participant has completed at least one year of credited service. Prior to April 1, 2008, CVG provided a match equal to 100% of the first 3% of eligible compensation deferred by the participant plus 50% of the next 2% of eligible compensation deferred by the participant, provided that the participant had completed at least one year of credited service. The matching Participating Company contributions are invested in the same investment options as the participants’ contributions.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

On April 1, 2011, the Plan was amended to allow CVG to contribute an employer match equal to 100% of the first 3% of eligible compensation deferred by the participant, provided that the participant has completed at least one year of credited service.

Participants age 50 and older (and those who will turn age 50 by December 31 of a given plan year) may take advantage of Internal Revenue Service catch-up contributions. If they are age 50 or older, they may save an additional 1% to 50% of their pay, subject to Internal Revenue Code limits.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Participating Company contributions and allocations of plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administrative Expenses

Most costs and expenses of administering the Plan are paid by the Company except for fees paid to the investment managers from their respective funds and certain fees paid directly by the participants.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are vested immediately in the participating company contribution portion of their accounts plus actual earnings thereon.

Participant Loans

Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% at the time the loan is initiated. Loans generally must be repaid within five years.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Payment of Benefits

Distribution of a participant’s vested account balance is made in one lump-sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to the fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value includes the Plan’s gains (losses) on investments bought and sold, as well as held during the year.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Fully Benefit-Responsive Investment Contracts

The Fidelity Managed Income Portfolio invests in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any such event that would limit the Plan’s ability to transact at contract value with participants is probable of occurring.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Company Stock Fund

The Plan invests in common stock of the Company through its Convergys Corporation Shares Fund. The Company has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification (ASC) 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, ASU 2010-06 has been adopted effective January 2, 2010 with required disclosures provided.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 has been adopted and applied retrospectively for all periods presented in these financial statements.

Reclassification

Prior year amounts have been reclassified to conform to the current year presentation.

3. Investments

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

	2010	2009
Net realized and unrealized appreciation in fair value of investments:
Shares of registered investment companies	$40,954,253	$68,599,716
Common stocks	6,465,531	15,121,080

	$47,419,784	$83,720,796

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits at December 31 as follows:

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

	2010	2009
Common stock:
Convergys Corporation	$29,085,742	$27,912,001
Investments in shares of registered investment companies:
Fidelity Equity Income Fund	—	21,720,775
Fidelity Diversified International Fund	36,510,015	36,918,186
Fidelity Dividend Growth Fund	31,280,087	30,976,605
Fidelity Growth Company Fund	29,057,521	23,965,564
PIMCO Total Return Fund	29,518,234	29,185,116
Rainier Small/Mid Cap Value	25,396,486	23,415,457
MFS Value R4	22,142,337	—
Common/Collective trust:
Fidelity Managed Income Portfolio**	34,348,594	37,048,611

**	The fair value of the Plan’s investment in this investment was $34,630,171 and $36,372,263 at December 31, 2010 and 2009, respectively.

4. Fair Value Measurements

For financial statement elements currently required to be measured at fair value, ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

ASC 820 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2010.

•	Registered investment companies: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

•	Interest-bearing cash: The carrying value approximates fair value.

•

Common/Collective trust: The fair value of the investments in the common/collective trust is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year-end.

•

Common stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•

Other investments: Consist of investments in U.S. Government Securities, Corporate Debt Securities, Preferred Stocks, and Call Options. The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2010
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered investment companies	$343,030,753	$343,030,753	$—	$—
Interest-bearing cash	5,616,877	5,616,877	—	—
Common/Collective trusts (a)	34,630,171	—	34,630,171	—
Common stock of the Company	29,085,742	29,085,742	—	—
Other common stock	10,689,324	10,689,324	—	—
Other	175,962	175,962	—	—

Total investments	$423,228,829	$388,598,658	$34,630,171	$—

	2009
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Registered investment companies	$311,933,911	$311,933,911	$—	$—
Interest-bearing cash	6,013,632	6,013,632	—	—
Common/Collective trust (a)	36,372,263	—	36,372,263	—
Common stock of the Company	27,912,001	27,912,001	—	—
Other common stock	10,128,302	10,128,302	—	—
Other	279,624	279,624	—	—

Total investments	$392,639,733	$356,267,470	$36,372,263	$—

a.	This category represents the Fidelity Managed Income Portfolio. The fund’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. The fund primarily invests in assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements), enters into “wrapper” contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

5. Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity Investments, a related company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by CVG. The Company serves as the Plan Sponsor and the Plan does hold common stock in the Plan Sponsor.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 5, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRS code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

8. Plan Termination

Although CVG has not expressed any intent to do so, CVG reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the participant’s accounts will be distributed per the terms of the Plan Document.

9. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Net assets available for benefits per the financial statements	$435,650,512	$407,153,290
Amounts allocated to withdrawn participants	(502,247)	(403,654)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	281,577	(676,348)

Net assets available for benefits per Form 5500	$435,429,842	$406,073,288

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2010:

Benefits paid to participants per the financial statements	$69,776,711
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2010	502,247
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2009	(403,654)

Benefits paid to participants per the Form 5500	$69,875,304

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

9. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2010:

Total additions per the financial statements	$98,411,903
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	281,577
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2009	676,348

Total income per the Form 5500	$99,369,828

Supplemental Schedule

Convergys Corporation Retirement and Savings Plan

EIN #31-1598292 Plan #002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2010

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value		Fair Value

Common Stock
*Convergys Corporation Shares Fund	2,208,485	shares	$29,085,742
Cincinnati Bell Shares Fund	539,034	shares	1,511,513

			30,597,255

Shares of Registered Investment Companies:
*Fidelity Cash Reserve Fund	54,195		54,195
*Fidelity Diversified International Fund	1,210,946		36,510,015
*Fidelity Dividend Growth Fund	1,100,249		31,280,087
*Fidelity Freedom 2000 Fund	76,163		909,382
*Fidelity Freedom 2005 Fund	21,098		228,065
*Fidelity Freedom 2010 Fund	284,647		3,868,353
*Fidelity Freedom 2015 Fund	326,477		3,702,239
*Fidelity Freedom 2020 Fund	863,809		11,911,929
*Fidelity Freedom 2025 Fund	626,606		7,218,497
*Fidelity Freedom 2030 Fund	775,329		10,676,285
*Fidelity Freedom 2035 Fund	563,538		6,463,780
*Fidelity Freedom 2040 Fund	865,575		6,933,256
*Fidelity Freedom 2045 Fund	209,242		1,985,711
*Fidelity Freedom 2050 Fund	122,960		1,153,368
*Fidelity Freedom Income Fund	690,161		7,785,013
*Fidelity Growth Company Fund	349,459		29,057,521
*Fidelity High Income Fund	1,033,384		9,238,452
*Fidelity Managed Income Portfolio	34,630,171		34,630,171
*Fidelity Puritan Fund	1,164,241		20,851,550
Davis NY Venture Fund	444,792		15,429,830
Hotchkis & Wiley Mid Cap Value I Fund	653,636		15,674,183

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Fair Value

Shares of Registered Investment Companies (continued):
MS Small Company Growth Portfolio B Fund	705,373	9,995,141
PIMCO Total Return Fund	2,720,574	29,518,234
Rainier Small/Mid Cap I	759,010	25,396,486
Royce Total Return Fund	770,156	10,142,955
MFS Value R4	970,729	22,142,337
*Spartan U.S. Equity Index Fund	466,149	20,734,321

		373,491,356

Other Investments:
Participant Self-Directed Brokerage Accounts (1)		19,119,434
Other receivables		20,784

		19,140,218

Loans
Loans to participants		11,037,790

		$434,266,619

*	Indicates parties in interest to the Plan.
(1)	The Self-Directed Brokerage Account allows participants to invest in a wide array of securities. Participants can invest their plan assets in individual securities such as mutual funds, individual stocks and debt securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

	By:	/s/ Taylor C. Greenwald
Taylor C. Greenwald

June 29, 2011